Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Enviva Partners, LP and Subsidiaries:

We consent to the use of our report dated March 1, 2019, with respect to the consolidated balance sheet of Enviva Partners, LP as of December 31, 2018, the related consolidated statements of operations, comprehensive income, changes in partners’ capital, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. The audit report covering the December 31, 2018 consolidated financial statements refers to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) and its subsequent amendments.

/s/ KPMG LLP

McLean, Virginia

July 9, 2020